Exhibit 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 29, 2015

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin

/s/ Jianghuai Lin
Jianghuai Lin

/s/ Zhiqiang Zhao
Zhiqiang Zhao

/s/ Junping Sun
Junping Sun

/s/ Jinzhu Cai
Jinzhu Cai